Exhibit 99.10

EXECUTION VERSION

VOTING AGREEMENT

By and among

TUDOU HOLDINGS LIMITED

And

THE SHAREHOLDERS PARTY HERETO

Dated as of March 11, 2012

i

INDEX OF DEFINED TERMS

Term	Section

Additional Shares	4
Affiliate	3
Agreement	3
Bankruptcy and Equity Exception	6
Beneficial Owner	4
Beneficial Ownership	4
Beneficially Own	4
Beneficially Owned	4
Business Day	4
Company T	3
Company Y	3
Company Y ADSs	4
Company Y Shareholder	3
Company Y Shares	4
control	4
controlled by	4
controlling	4
Covered Shares	4
Effective Time	7
Exchange Act	4
Existing Shares	4
Governmental Entities	7
Merger	3
Merger Agreement	3
Merger Sub	3
Permitted Transfer	4
Transfer	5
under common control with	4

ii

VOTING AGREEMENT

VOTING AGREEMENT, dated as of March 11, 2012 (this “Agreement”), by and among Tudou Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Company T”), and each of the Persons listed on Schedule 1 hereto (each, a “Company Y Shareholder”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Company T, Youku Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Company Y”), and Two Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Company Y (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Company T, with Company T surviving the merger as a wholly owned subsidiary of Company Y (the “Merger”);

WHEREAS, as of the date of this Agreement, each Company Y Shareholder is the Beneficial Owner of the Existing Shares (as defined below); and

WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of Company T to enter into the Merger Agreement, Company T has required that each Company Y Shareholder agree, and each Company Y Shareholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

GENERAL

Section 1.1 Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a) “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

(b) “Additional Shares” means Company Y Shares, Company Y ADSs or other voting share capital of Company Y with respect to which any Company Y Shareholder acquires Beneficial Ownership after the date of this Agreement (including any Company Y Shares issued upon the exercise of any Company Y Options or warrants or the conversion of any convertible securities or otherwise).

(c) “Beneficial Ownership” by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(a) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong or Shanghai, China.

(b) “Company Y ADSs” means American depositary shares of Company Y.

(d) “Company Y Shares” means the authorized share capital of Company Y, which as of the date hereof consists of US$100,000, divided into 10,000,000,000 shares of par value US$0.00001 each.

(e) “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(f) “Covered Shares” means the Existing Shares and any Additional Shares.

(g) “Existing Shares” means Company Y Shares and Company Y ADSs Beneficially Owned by a Company Y Shareholder on the date hereof, as set forth opposite such Company Y Shareholder’s name on Schedule 1 hereto.

(h) “Permitted Transfer” means a Transfer by a Company Y Shareholder to (i) an Affiliate of such Company Y Shareholder, (ii) a member of such Company Y Shareholder’s family or a trust for the benefit of such Company Y Shareholder’s or any member of such Company Y Shareholder’s family, or (iii) any heir, legatees, beneficiaries and/or devisees of any individual who is a Company Y Shareholder; provided that the Transferee agrees to execute a Joinder in the form attached hereto as Exhibit A.

(i) “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING

Section 2.1 Agreement to Vote.

(a) During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, each Company Y Shareholder hereby irrevocably and unconditionally agrees that at an annual or extraordinary general meeting of the shareholders of Company Y and at any other meeting of the shareholders of Company Y, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of Company Y and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of Company Y is sought, it shall, and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum and respond to each request by Company Y for written consent, if any; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (1) in favor of the approval and authorization of the issuance of Class A ordinary shares, par value US$0.00001 per share, of the Company (including those represented by American depositary shares), constituting the Merger Consideration (as such term is defined in the Merger Agreement), to the Company T Shareholders, (2) in favor of any related proposal that is necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of Company Y Shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of Company Y contained in the Merger Agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of such Company Y Shareholder contained in this Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares of Company Y (including any amendments to the memorandum and articles of association of Company Y, other than such amendments contemplated by the Merger Agreement and/or any amendments that will not (i) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or (ii) have a disproportionate adverse effect on Company T shareholders relative to current holders of Company Y’s Class A Ordinary Shares), (4) against any Competing Proposal, and (5) against any change in the composition of the board of directors of Company Y (other than such changes contemplated by the Merger Agreement).

(b) Each Company Y Shareholder shall retain at all times the right to vote such Company Y Shareholder’s Covered Shares in such Company Y Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in Section 2.1(a) that are at any time or from time to time presented for consideration to Company Y Shareholders of Company Y generally.

Section 2.2 Grant of Proxy. Each Company Y Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, Company T and any designee of Company T, and each of them individually, as his, her or its proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such Company Y Shareholder’s name, place and stead, in the event that such Company Y Shareholder shall at any time fail to perform its obligations under Section 2.1 hereof (other than Section 2.1(a)(ii)(3), Section 2.1(a)(ii)(4) or Section 2.1(a)(ii)(5)), to vote, act by written consent or execute and deliver a proxy to vote or grant a written consent during the term of this Agreement with respect to the Covered Shares as provided in Section 2.1 hereof (other than Section 2.1(a)(ii)(3), Section 2.1(a)(ii)(4) or Section 2.1(a)(ii)(5)). This proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement by Company T, and to secure the performance of the duties and obligations of such Company Y Shareholder owed to Company T under this Agreement. Each Company Y Shareholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of the Laws of the State of New York, and (b) revokes any and all prior proxies granted by each Company Y Shareholder with respect to the Covered Shares and no subsequent proxy shall be given by any Company Y Shareholder (and if given shall be ineffective). Each Company Y Shareholder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with the relevant provisions of the Laws of the State of New York or any other Law to effectuate the intent of this proxy. The power of attorney granted by such Company Y Shareholder herein is a durable power of attorney and, so long as Company T has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of such Company Y Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company Y Shareholders. Each Company Y Shareholder represents and warrants to Company Y as follows:

(a) Organization; Authorization; Validity of Agreement; Necessary Action. If such Company Y Shareholder is not a natural person, such Company Y Shareholder, as of the date hereof (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and (ii) has all corporate, limited partnership, trust or other organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. If such Company Y Shareholder is a natural person, he or she, as of the date hereof, has the legal capacity and authority to execute and deliver this Agreement and perform his or her obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by such Company Y Shareholder of this Agreement, the performance by such Company Y Shareholder of his, her or its obligations hereunder and the consummation by such Company Y Shareholder of the transactions contemplated by this Agreement have been duly and validly authorized by such Company Y Shareholder and no other actions or proceedings on the part of such Company Y Shareholder are necessary to authorize the execution and delivery by him, her or it of this Agreement, the performance by him, her or it of its obligations hereunder or the consummation by him, her or it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Company Y Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Company T, constitutes a legal, valid and binding agreement of such Company Y Shareholder enforceable against such Company Y Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) Ownership. Such Company Y Shareholder is the Beneficial Owner of and has good and valid title to the Existing Shares set forth next to such Company Y Shareholder’s name on Schedule 1, free and clear of any liens, other than any liens pursuant to this Agreement or arising under the articles of association of Company Y and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, such Company Y Shareholder’s Existing Shares constitute all of the Company Y Shares and Company Y ADSs Beneficially Owned or owned of record by such Company Y Shareholder. Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Company Y Shareholder has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement, in each case with respect to all of such Company Y Shareholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Company Y Shareholder at all times through the effective time of the Merger (the “Effective Time”).

(c) Non-Contravention. The execution and delivery of this Agreement by such Company Y Shareholder do not, and the performance by such Company Y Shareholder of his, her or its obligations under this Agreement and the consummation by such Company Y Shareholder of the transactions contemplated by this Agreement, will not (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, consent, termination, cancellation or acceleration of any obligation or loss of material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any lien upon his, her or its assets or properties under, any provision of (A) any charter or organizational documents of such Company Y Shareholder, (B) any contract, agreement or other instrument to which such Company Y Shareholder is party or by which any of his, her or its assets or properties is bound and (C) any judgment, order, injunction, decree or Law applicable to such Company Y Shareholder or his, her or its assets or properties or (ii) require any consent of, or registration, declaration or filing with, notice to, or permit from, any supranational, national, state, municipal or local court or tribunal or administrative, governmental, quasi-governmental or regulatory body, agency or authority (“Governmental Entities”), except, in the case of clauses (i) and (ii) above, any such items that, individually or in the aggregate, would not be expected to be materially adverse to the ability of such Company Y Shareholder to timely perform any of its obligations hereunder in any material respect.

(d) No Inconsistent Agreements. Except for this Agreement, such Company Y Shareholder has not: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Covered Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of such Company Y Shareholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling such Company Y Shareholder from performing in any material respect any of its obligations under this Agreement. Such Company Y Shareholder understands and acknowledges that Company Y and Merger Sub are entering into the Merger Agreement in reliance upon the Company Y Shareholders’ execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Company Y Shareholder contained herein.

(e) No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of such Company Y Shareholder, threatened against such Company Y Shareholder that could reasonably be expected to impair the ability of such Company Y Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2 Representations and Warranties of Company T. Company T represents and warrants to each Company Y Shareholder that Company T has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by Company T of this Agreement, the performance by Company T of its obligations hereunder and the consummation by Company T of the transactions contemplated by this Agreement have been duly and validly authorized by Company T and no other actions or proceedings on the part of Company T are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Company T and, assuming this Agreement constitutes a valid and binding obligation of each Company Y Shareholder, constitutes a legal, valid and binding agreement of Company T enforceable against Company T in accordance with its terms, subject to the Bankruptcy and Equity Exception.

ARTICLE IV

OTHER COVENANTS

Section 4.1 Prohibition on Transfers.

(a) Subject to the terms of this Agreement, during the term of this Agreement, each Company Y Shareholder agrees not to Transfer any of the Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein unless such Transfer is a Permitted Transfer. Any attempted Transfer of shares or any interest therein in violation of this Section 4.1 shall be null and void.

(b) This Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any Person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, such Company Y Shareholder’s successors or assigns. No Company Y Shareholder may request that Company Y or Company Y’s depositary bank register the Transfer (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of such Company Y Shareholder under this Agreement.

Section 4.2 Additional Shares. Each Company Y Shareholder agrees to promptly notify Company T of the number of Additional Shares acquired by such Company Y Shareholder after the date hereof. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

Section 4.3 Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of Company Y ADS to Company Y Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Company Y Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of Company Y into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.4 No Solicitation. Subject to Section 5.13 hereof, each Company Y Shareholder hereby agrees that during the term of this Agreement, such Company Y Shareholder shall not, and shall use reasonable best efforts to cause his, her or its Representatives not to, directly or indirectly, take any action that Company Y is otherwise prohibited from taking under Section 6.3(a) of the Merger Agreement.

Section 4.5 No Inconsistent Agreements. Except for this Agreement, none of the Company Y Shareholders shall: (a) enter into any contract agreement or other instrument, option or other agreement with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any lien that could prevent such Company Y Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1) or (d) take any action, directly or indirectly, that could reasonably be expected to (i) result in a material breach hereof, (ii) make any representation or warranty of such Company Y Shareholder set forth in Article III untrue or incorrect in any material respect or (iii) have the effect of materially delaying, preventing or disabling such Company Y Shareholder from performing any of his, her or its obligations under this Agreement.

Section 4.6 Reserved.

Section 4.7 Documentation and Information. Each Company Y Shareholder (i) consents to and authorizes the publication and disclosure by Company T of such Company Y Shareholder’s identity and holding of the Covered Shares and the nature of its commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Entity, including, without limitation, Company T’s proxy statement relating to the Merger, and (ii) agrees promptly to give to Company Y any information it may reasonably request for the preparation of any such disclosure documents. Each Company Y Shareholder shall promptly notify Company Y of any required corrections with respect to any written information supplied by such Company Y Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. Each of the parties hereto shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement and the Merger Agreement without the prior written consent of Company T and Company Y, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Entity to which such Company Y Shareholder is subject or submits.

Section 4.8 Further Assurances. No Company Y Shareholder shall take any action, directly or indirectly, that would make any representation or warranty of such Company Y Shareholder contained herein untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting in any material respect the performance by such Company Y Shareholder of his, her or its obligations under this Agreement. From time to time, at Company T’s request and without further consideration, each Company Y Shareholder, solely in his, her or its capacity as a Company Y Shareholder of Company Y, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) references herein to a specific Section, Recital or Schedule shall refer, respectively, to Sections, Recitals or Schedules of this Agreement unless otherwise indicated and references to this Agreement shall refer as well to all exhibits and schedules thereto;

(d) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e) references herein to any gender shall include each other gender;

(f) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 5.1 is intended to authorize any assignment or Transfer not otherwise permitted by this Agreement;

(g) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(h) the word “or” shall be disjunctive but not exclusive;

(i) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(j) references herein to any contract (other than the Merger Agreement) means such contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(k) the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

(l) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 5.2 Termination. This Agreement and all obligations of the parties hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms, or (iii) at any time upon the written agreement of Company T and the Company Y Shareholders. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

Section 5.3 Governing Law and Venue.

(a) This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York. Any action, claim, demand, or proceeding (a “Proceeding”) (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) relating to any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 5.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally agrees that, to the fullest extent permitted by applicable Law, service of process to such party’s address set forth in Section 5.4, and in the manner provided for notices in Section 5.4, will be effective service of process for any Proceeding in New York with respect to any matter to which such party has submitted to jurisdiction as set forth in this Section 5.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(b) Each party hereto acknowledges and agrees that any Proceeding which may arise under or relate to this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby, including any controversy or Proceeding involving any Company T Related Party under this Agreement. Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each party hereto understands and has considered the implications of this waiver, (iii) each party hereto makes this waiver voluntarily, and (iv) each party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.3.

Section 5.4 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery, (b) one (1) Business Day after being sent via an internationally recognized overnight courier service, (c) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (d) upon receipt of electronic or other confirmation of transmission if sent via facsimile, in each case, at the addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice) set forth below:

If to Company T to:

Tudou Holdings Limited
Building No. 6, X2 Creative Park, 1238 Xietu Road
Xuhui District
Shanghai 20032
The People’s Republic of China
Telephone: +86-21-5170-2355
Facsimile: +86-21-5170-2366
Attention:	Gary Wei Wang
Jixun Foo
Bin Yu

with a copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention:	David Zhang
Jesse Sheley
Facsimile: +852-3761-3301

If to any Company Y Shareholder: to such Company Y Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.

Section 5.5 Amendment. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Company T and each Company Y Shareholder; provided that matters that only affect the right of a particular Company Y Shareholder or a group of Company Y Shareholders shall only require an instrument in writing signed by Company T and such Company Y Shareholder or Company Y Shareholders.

Section 5.6 Extension; Waiver. At any time before the termination of this Agreement, Company T, on the one hand, and any of the Company Y Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 5.7 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) constitutes the sole and entire agreement of the Company Y Shareholders or any of their Affiliates, on the one hand, and Company Y or any of its Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by Company T and the Company Y Shareholders and nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than Company T and the Company Y Shareholders) any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 5.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.10 Rules of Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 5.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 5.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.13 Company Y Shareholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Company Y Shareholder are made solely with respect to such Company Y Shareholder and the Covered Shares. Each Company Y Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any officer or director of Company Y (or a Subsidiary of Company Y) solely in his or her capacity as a director or officer of Company Y (or a Subsidiary of Company Y), including participating in his or her capacity as a director or officer of Company Y in any discussions or negotiations with Company T. Nothing contained herein, and no action taken by any Company Y Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 5.14 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Company T any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Company Y Shareholders, and Company T shall have no authority to direct the Company Y Shareholders in the voting or disposition of any of the Covered Shares, in each case, except as otherwise provided herein.

Section 5.15 Costs and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.16 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if any of the Company Y Shareholders fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

Section 5.17 Several Obligations. The agreements, obligations, representations and warranties of the Company Y Shareholders hereunder shall be several and not joint.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf on the day and year first above written.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang

Name:	Gary Wei Wang
Title:	Chief Executive Officer

[Signature Page to the Voting Agreement]

Sutter Hill Ventures, A California Limited Partnership

By:	/s/ G. Leonard Baker Jr.

Name: G. Leonard Baker Jr.
Title: Managing Director of the General Partner

Saunders Holdings, L.P.

By:	/s/ G. Leonard Baker Jr.

Name: G. Leonard Baker Jr.
Title: General Partner

Wells Fargo Bank, N.A. FBO G. Leonard Baker, Jr. Roth IRA

By:	/s/ Todd Noetzelman

Name: Todd Noetzelman
Title: Vice President

G. Leonard Baker Jr.

By:	/s/ G. Leonard Baker Jr.

Name: G. Leonard Baker Jr.

[Signature Page to the Voting Agreement]

Schedule 1

COMPANY Y SHAREHOLDER INFORMATION

Name and Contact Information		Number of Company Y Shares	Number of Company Y ADSs

Sutter Hill Ventures, A California Limited Partnership		10	0
c/o 755 Page Mill Road
Suite A-200, Palo Alto, CA 94304
Attention:	Mr. George Leonard Baker Jr.
	Robert Yin
Facsimile: (650) 858-1854

Saunders Holdings, L.P.		5,155,488	286,416

c/o 755 Page Mill Road
Suite A-200, Palo Alto, CA 94304
Attention:	Mr. George Leonard Baker Jr.
	Robert Yin
Facsimile: (650) 858-1854

Wells Fargo Bank, N.A. FBO G. Leonard Baker, Jr. Roth IRA		540,475	30,026
c/o 755 Page Mill Road
Suite A-200, Palo Alto, CA 94304
Attention:	Mr. George Leonard Baker Jr.
	Robert Yin
Facsimile: (650) 858-1854

G. Leonard Baker Jr.		15,026,314	834,795

c/o 755 Page Mill Road
Suite A-200, Palo Alto, CA 94304
Attention:	Mr. George Leonard Baker Jr.
	Robert Yin
Facsimile: (650) 858-1854

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Voting Agreement dated as of March 11, 2012 (the “Agreement”) by and among Company T and certain other parties named therein. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder Agreement, the Transferee agrees as follows:

(a) Acknowledgment. Transferee acknowledges that Transferee is acquiring certain shares of the capital share of Company Y (the “Shares”) subject to the terms and conditions of the Agreement.

(b) Agreement. Transferee (i) agrees that the Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of a Company Y Shareholder thereunder.

(c) Notice. Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

EXECUTED AND DATED this    day of                    .

TRANSFEREE:

By:
Name and Title

Address:

Fax:

Accepted and Agreed:

TUDOU HOLDINGS LIMITED

By:

Title: